UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SUNSTONE HOTEL INVESTORS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

867892101
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x]            Rule 13d-1(b)
[ ]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Daiwa Asset Management Co. Ltd. I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 7,449,910 shares
6 Shared Voting Power 0 shares Refer to Item 4 below.
7 Sole Dispositive Power 35,038 shares
8 Shared Dispositive Power 7,414,872 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,449,910 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) 3.3% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) FI (Non-U.S. Institution)

Item 1.

(a)	Name of Issuer
Sunstone Hotel Investors, Inc.
(b)	Address of Issuer’s Principal Executive Offices
200 Spectrum Center Drive, 21st Floor, Irvine, California 92618

Item 2.

(a)	Name of Person Filing
Daiwa Asset Management Co. Ltd.
(b)	Address of Principal Business Office or, if none, Residence
Daiwa Asset Management Co. Ltd. GranTokyo North Tower 9-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan 100-6753
(c)	Citizenship
Japan
(d)	Title of Class of Securities
Common Stock, $0.01 par value
(e)	CUSIP Number
867892101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[x]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership **

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned
7,449,910 shares
(b)	Percent of Class
3.3%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
7,449,910 shares
	(ii)	shared power to vote or to direct the vote
0 shares
	(iii)	sole power to dispose or to direct the disposition of
35,038 shares
	(iv)	shared power to dispose or to direct the disposition of
7,414,872 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to holding companies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 1, 2019

DAIWA ASSET MANAGEMENT CO. LTD.

By: /s/ Shuichi Nagaya
Shuichi Nagaya
Head of Legal & Compliance Department